Belpointe OZ
NYSE American: OZ



Viv: Premier Investment in St. Petersburg, FL

Viv offers two 15-story towers with 269 apartments and retail space. The project is 61% complete, featuring amenities and 335 parking spaces. It's strategically located near the St. Pete Pier and Tropicana Field.

November 2024

Forward -Looking Statements

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which reflect the current views of Belpointe PREP, LLC ("Belpointe OZ," "we," "us" or "our") with respect to, among other things, our future results of operations and financial performance. Estimates, projections and other forward-looking statements can typically be identified by words and phrases such as "anticipate," "estimate," "believe," "continue," "could," "intend," "may," "plan," "potential," "predict," "seek," "should," "will," "would," "expect," "objective," "projection," "forecast," "goal," "guidance," "outlook," "effort," "target" or the negative of such words and other comparable terminology. However, the absence of these words does not mean that a statement is not forward-looking. Any forward-looking statement expressing an expectation or belief as to future events is expressed in good faith and believed to be reasonable at the time such forward-looking statement was made. However, these statements are not guarantees of future events and involve risks, uncertainties and other factors beyond our control. Therefore, we caution you against relying on any forward-looking statements. Actual outcomes and results may differ materially from what is expressed in any forward-looking statement. Except as required by applicable law, including federal securities laws, Belpointe OZ does not intend to update any forward-looking statements to conform them to actual results or revised expectations.

The information contained in this presentation is intended to be a general overview for illustrative and discussion purposes only, is as of October 2024 (unless otherwise noted), and is subject to change without notice. Information contained on our websites and on any other websites linked to in this presentation, does not constitute a part of this presentation. Nothing herein constitutes investment, legal, accounting or tax advice, or a recommendation to buy, sell or hold a security. This material is not intended as a formal research report and should not be relied upon as a basis for making an investment decision. See the Important Information and Qualifications at the end of this presentation, which are an important part of this presentation.

A Modern Mixed -Use Development Offering Unmatched Urban Convenience







Location

Address: 1000 First Avenue North, St. Petersburg, FL

Positioned in the vibrant downtown, just 1 mile from St. Pete Pier and half a mile from the $6.5 billion Gas Plant District redevelopment.[1]

Close to top cultural and recreational destinations, including restaurants, museums, and waterfront attractions.

Residential Units

Two 15-story towers featuring **269 luxury apartment units**.

Unit configurations include **studio, 1 -bedroom, 2 -bedroom, and 3 -bedroom apartments.**

Designed with modern urban living in mind, offering spacious layouts, premium finishes, and stunning city views.

Retail Space

Viv will feature **15,500 square feet of retail space**, offering residents and the community access to shopping and dining within the building.

A Modern Mixed -Use Development Offering Unmatched Urban Convenience: Continued







Parking

A **4-level garage** with **335 parking spaces**, providing convenient parking for residents and visitors.

Amenities

Sky Lounge with panoramic views of St. Petersburg

Fitness Center

Swimming Pool and Courtyard

Shared Workspaces and Game Room

Proximity to Major Attractions

1 mile to St. Pete Pier and waterfront

0.5 miles from the $6.5B Tropicana Field redevelopment

Surrounded by restaurants, public parking, museums, and cultural sites



St. Petersburg Market Overview

#2 Best Run Economy in the U.S.

Ranked #2 Nationally in the Economy Category by WalletHub[2]

#1 Florida Migration Destination

Ranked the top Florida metro migration destination by Forbes Home[3]

Work-Life Balance

Recognized for work-life balance and opportunities for young professionals by CoworkingCafe[4]

#3 Fiscally Fit Metro Area

Tampa-St. Petersburg-Clearwater rated the #3 most fiscally fit metro area in the US. By BestPlaces[5]

#3 Most Educated City

Ranked #3 Most Educated City in the U.S. by Forbes Advisor[6]

For footnoted information, please refer to slide 19.

Examples of St. Petersburg's Top Employers

HSN®, Inc.

A television home shopping network with corporate headquarters, studio and broadcasting facilities in St. Petersburg.

Tampa Bay Times®

A Pulitzer Prize winning newspaper published in St. Petersburg by the Times Publishing Company.

Dayforce® US, Inc.

Human resources software and services provider with a significant presence in St. Petersburg.

Duke Energy® Florida

A regulated public utility supplying electricity to 1.7 million residential, commercial and industrial customers in the region.

Franklin Templeton® Investments

A global investment firm with offices in St. Petersburg.

Jabil®

A global electronics manufacturer with an engineering and design team and large manufacturing presence in St. Petersburg.

Johns Hopkins® All Children's Hospital

A nationally ranked children's general medical and surgical facility and teaching hospital in St. Petersburg.

Raymond James®

A financial services firm providing capital markets, banking and management services and headquartered in St. Petersburg.

St. Petersburg College®

An accredited public college offering associate and baccalaureate degrees with campuses across Pinellas County, including four in St. Petersburg

St. Pete Pier - A Premier Waterfront Destination

Enhancing the Appeal of Viv's Prime Location, Just 1 Mile Away



St. Pete Pier

A 26-acre award-winning waterfront destination offering dining, entertainment, parks, and cultural attractions.



The Pier Marketplace

A vibrant mix of local vendors, offering unique experiences and diverse culinary delights.



The Pier Plaza and Spa Beach

Expansive outdoor spaces perfect for relaxation, picnics, and enjoying the stunning waterfront views.



Tampa Bay Watch's Discovery Center

A dedicated space for marine conservation education and exploration, showcasing the rich biodiversity of Tampa Bay.



Waterfront Dining

Indulge in a range of culinary experiences with breathtaking views of Tampa Bay and the downtown skyline.

Historic Gas Plant District Redevelopment – A Transformational $6.5 Billion Project Underway

Belpointe OZ NYSE American: OZ

Driving Growth and Value for Viv

Key Information [7]

1. Viv is centrally located just half a mile from the $6.5B Historic Gas Plant District redevelopment project.
2. The redevelopment—approved by the Pinellas County Board of County Commissioners in July 2024, includes three phases with the first projected to be complete in the Spring of 2028—will drive growth and value for Viv by providing access to new jobs, businesses, and attractions.
3. The redevelopment is expected to elevate the Historic Gas Plant neighborhood's desirability, and thus raise property values in the area.
4. The redevelopment focuses heavily on restoring the economic and cultural vitality of this historic district.
5. Viv is positioned in a prime location in what will become an even more vibrant, walkable, and culturally rich area.



5,400 Residential Units

The redevelopment proposes to bring 5,400 new residential units to the neighborhood, offering a variety of housing options to meet the needs of the diverse population.



1.4 Million Square Feet of Office Space

The redevelopment will revitalize the district by creating a hub for businesses and entrepreneurs, with 1.4 million square feet of Class A office and medical space planned.



750,000 Square Feet of Retail Space

The redevelopment will create a thriving retail center with an anticipated 750,000 square feet of retail space, offering a diverse range of shopping and dining options.



New Hotel Space

The redevelopment is also expected to include a 750-room hotel, providing a hub for community events, cultural gatherings, and city services.



14 Acres of Parks, Green Spaces, and Recreational Facilities

The redevelopment will enhance the neighborhood's quality of life by adding 14-acres of expansive parks, green spaces, and recreational facilities for residents and visitors to enjoy.



New Arts, Culture, and Community Centers

The redevelopment will celebrate the district's rich history by creating a new Woodson African American Museum of Florida and a concert/entertainment venue of 4,000 to 6,000 seats, fostering a vibrant and creative atmosphere.

For footnoted information, please refer to slide 19.

Why We Think Viv Is A Smart Investment

Growing Market

Located in a steadily growing economy with a strong corporate presence.

Strategic Location

In close proximity to a major redevelopment project, expected to enhance future growth and value.

Sustained Demand

Sustained need for multifamily housing in a dynamic city.

Investment Appeal of Viv

Mixed -Use Development

Unique combination of retail and luxury living in premier downtown location.

Modern Urban Living

Designed with an array of high-end amenities for contemporary lifestyles.

Growth Potential

Positioned to benefit from continued investment in St. Petersburg.



Select Features of Viv

1 High-End Amenities

- Sky Lounge
- Fitness Center
- Swimming Pool
- Courtyard

These amenities enhance the resident experience.

2 Premier Downtown Location

- 1 mile from the St. Pete Pier
- Half a mile from the Historic Gas Plant District Redevelopment
- Headquarters to two Fortune 500 companies, with a third—Foot Locker Inc.— moving to St. Petersburg 2025.

3 Urban Convenience

Direct access to:

- Parking
- Restaurants
- Museums
- Cultural sites

For footnoted information, please refer to slide 19.

Construction Progress

1 Current Status

Project is approximately 61% complete as of fall 2024

2 Ongoing Work

Interior finishes and amenity spaces are taking shape.

3 Future Milestones

Exterior completion and landscaping to follow in coming months.

4 Leasing

Leasing currently expected to begin in 2025

Visual Progress: From Blueprint to Reality



Current Progress

Latest on-site photos showcase the emerging Viv towers.



Future Vision

Renderings illustrate the luxury and design of the finished project.

Investing with Belpointe OZ

1 Expertise

Belpointe OZ's management team has extensive in-house real estate management, construction and development expertise.[8]

2 Scale

Belpointe OZ has over $1.3 billion, in its development pipeline.[9]

3 Focus

Belpointe OZ's management team specializes in multifamily and mixed-use projects, with a particular emphasis on high-growth markets like St. Petersburg.

4 Track Record

Belpointe OZ's sponsor and its affiliates have facilitated or originated 13 real estate assets in three prior real estate programs.[10]

5 The Opportunity

Consider investing in a qualified opportunity fund (QOF) that is currently leasing a major asset that could be stabilized and potentially generating cashflow within the next 16 months and with Viv expected to begin leasing in 2025.

6 Market Leadership Potential

Capitalize on St. Petersburg's continued growth prospects and Viv's potential as a premier asset in the St. Petersburg market.

For footnoted information, please refer to slide 16.

Invest in the Future with Viv and Belpointe OZ

1

Market Revitalization

Capitalize on St. Petersburg's continued growth prospects and cultural resurgence.

2

Potential for Strong Returns

Belpointe OZ stives to deliver top-tier multifamily and mixed-use investments.

3

Learn More

Visit belpointeoz.com to learn more.


Belpointe OZ
NYSE American: OZ
BELPOINTE OZ

Take the Next Step

1 **Contact Us by Clicking Here**

Reach out to our team with any questions or to obtain additional information and a copy of our most recent prospectus.

2 **Join Our Vision**

Consider becoming a part of St. Peterburg's growth story with Belpointe OZ and Viv.

Investor Relations Contact

Email:

IR@belpointeoz.com

Phone:

(203) 883-1944

Website:

belpointeoz.com

Headquarters:

255 Glenville Road, Greenwich, CT 06831

Notes to Slides

[1] City of St. Petersburg, available at: stpete.org/residents/current_projects/tropicana_field_site.php (last accessed November 14, 2024).

[2] WalletHub, Best- & Worst-Run Cities in America (2024), available at: wallethub.com/edu/best-run-cities/22869 (last accessed November 14, 2024).

[3] Forbes Home, Florida Moving Statistics That May Surprise You, Updated June 10, 2024, examining population and net migration totals for top metropolitan statistical areas (by highest population) in Florida, between 2020 and 2023, using data from the U.S. Census Bureau, available at: forbes.com/home-improvement/moving-services/florida-moving-statistics (last accessed November 14, 2024).

[4] CoworkingCafe, Shifting Gears: A Year-on-Year Review of America's Top Cities for Work/Life Balance & Mental Health, available at: coworkingcafe.com/blog/best-cities-for-work-life-balance (last accessed October 22, 2024).

[5] BestPlaces, Fiscally Fit Cities List, Top 50 Fiscally Fit Cities List, available at: coworkingcafe.com/blog/best-cities-for-work-life-balance (last accessed November 14, 2024).

[6] Forbes Advisor, What Are The Most Educated Cities In The U.S.? Top 100 Cities Ranked, available at forbes.com/advisor/education/student-resources/most-educated-cities (last accessed November 14, 2024).

[7] St. Pete Rising, St. Pete City Council approves new Rays stadium and redevelopment of the 86-acre Historic Gas Plant District, available at stpeterising.com/home/st-pete-city-council-approves-new-tampa-bay-rays-stadium-and-redevelopment-of-the-historic-gas-plant-district (last accessed November 14, 2024).

[8] Belpointe OZ is externally managed by, Belpointe PREP Manager, LLC, a Delaware limited liability company, and an affiliate of Belpointe, LLC, our sponsor.

[9] Based on internal estimates as of the period ended June 30, 2024, Belpointe OZ has over 2,500 units, representing approximate total project cost of over $1.3 billion, in its development pipeline.

[10] As reported in the Prior Performance Tables included in Appendix A to Belpointe OZ's Registration Statements on Form S-11 (File Nos. 333-255424 and 333-271262).

Important Information and Qualifications

Belpointe PREP, LLC ("Belpointe OZ," "we," "us" or "our") has filed two registration statements (including prospectuses) with the U.S. Securities and Exchange Commission (the "SEC") for the offer and sale of up to $1,500,000,000 of Class A units representing limited liability interests in Belpointe OZ. You should read Belpointe OZ's most recent prospectus and the other documents that we have filed with the SEC for more complete information about Belpointe OZ and its Class A units. Investing in Belpointe OZ's Class A units involves a high degree of risk, including a complete loss of investment. Prior to making an investment decision, you should carefully consider Belpointe OZ's investment objectives and strategy, risk factors, fees and expenses and any tax consequences that may results from an investment in Belpointe OZ's Class A units. To view Belpointe OZ's most recent prospectus and other filings, which contain this and other important information, visit www.sec.gov or www.belpointeoz.com. Alternatively, you may request that we send you the prospectus by calling (203) 883-1944 or emailing claidlaw@belpointe.com. Read the prospectus and the other documents that Belpointe OZ has filed with the SEC in their entirety before making an investment decision. This communication may not be distributed in any jurisdiction where it is unlawful to do so. Nothing in this communication is or should be construed as an offer to sell or solicitation of an offer to buy Belpointe OZ's Class A units in any jurisdiction where it is unlawful to do so.